CONSULTING AGREEMENT

This Agreement is made and entered into on the 9th day of November, 2000 between eConnect ("Company"), a Nevada corporation, having offices at 2500 Via Cabrillo Marina, Suite 112, San Pedro, California 90731 and Antonio Cardenas Jr. ("Consultant"), with offices at 15936 SW 40th. St., Miami, Florida 33196.

WITNESSETH:

In consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. CONSULTANT OBLIGATIONS

The Consultant shall assist Encrypt2Trade by acting as general advisor and consultant with duties and responsibilities to include, but not limited to the following:

a. Identifying, screening and qualifying of prospective clearing firm clients, strategic partners, management personnel and developing the office of supervisory jurisdiction (OSJ) offices.

b. Arranging introductions and attend initial meetings between the aforementioned prospective buyers or merger candidates and Company's representative.

c. Assisting the Company in negotiating the terms of these various transactions.

d. Assisting the Company in the assembly of information, which may be required for presentation to the prospective take-over and strategic merger candidate, or by them as a condition of investigating or entering into a transaction.

e. Assisting the Company with potential merger or acquisition candidates for international markets.

2. WORK FOR HIRE

a. It is the intention of the parties hereto that all rights, including without limitation copyright in any reports, surveys, marketing promotional and collateral materials prepared by the Consultant pursuant to the terms of this Agreement, or otherwise for Company (hereinafter "the Work") vest in Company. The parties expressly acknowledge that the Work was specially ordered or commissioned by Company, and further agree that it shall be considered a "Work Made for Hire" within the meaning of the copyright laws of the United States and that Company is entitled as author to the copyright and all other rights therein, throughout the world, including, but not limited to, the right to make such changes therein and such uses thereof, as it may determine in its sole and absolute discretion.

b. If, for any reason, the Work is not considered a work made for hire under the copyright law, then the Consultant hereby grants and assigns to Company, its successors and assigns, all of its rights, title, and interest in and to the Work, including, but not limited to, the copyright therein throughout the world (and any renewal, extension or reversion copyright now or hereafter provided), and all other rights therein of any nature whatsoever, whether now known or hereafter devised, including, but not limited to the right to make such changes therein, and such uses thereof, as Company may determine.

3. INJUNCTIVE RELIEF.

Consultant acknowledges that the injury to Company resulting from any violation by it of any of the covenants contained in this Agreement will be of such a character that it cannot be adequately compensated by money damages, and, accordingly, Company may, in addition to pursuing its other remedies, obtain an injunction from any court having jurisdiction of the matter restraining any such violation; and no bond or other security shall be required in connection with such injunction.

4. COMPENSATION.

a. Company shall pay the Consultant per the following fee schedule:

1. The Company will issue to Consultant Two Hundred Thousand (200,000) shares of ECNC free trading S-8 stock and a Warrant ("Warrants") to purchase Two Hundred and Fifty Thousand (250,000) shares of ECNC's common stock with a strike price of $1.00 per share, exercisable for a period of three years.

2. The Company will issue to Consultant Five Hundred Thousand (500,000) shares of ECNC free trading S-8 stock for adding the first five (5) broker dealers to clear trades through Holt & Collins, with a minimum revenue goal of $2MM per broker dealer. The stock will be held in escrow and will be release upon Consultant bringing five (5) broker dealers to clear trades through Holt & Collins.

3. The Company will issue to Consultant a Warrant to purchase Two Hundred and Fifty Thousand (250,000) shares of ECNC unrestricted stock with a strike price of $1.00 per share, for bringing and setting up each individual OSJ office, staffed with a minimum ten brokers, including principals with 24, 7, 66 licenses and retail brokers.

This compensation will apply for bringing up to five (5) OSJ offices. The Warrants will be exercisable for a period of three years.

4. The Company will issue to Consultant Five Hundred Thousand (500,000) restricted 144 ECNC stock with piggyback registration rights for bringing $20MM in combine revenue to the new entity. Company will cause the registration of said shares to be included in it's current SB-2A filling. The stock will be held in escrow and will be release upon Consultant reaching the revenue goal.

5. The Company will issue to Consultant Five Hundred Thousand (500,000) restricted 144 ECNC stock with piggyback registration rights and a Warrant to purchase Two Hundred and Fifty Thousand (250,000) shares of ECNC unrestricted stock with a strike price of $1.00 per share for bringing $40MM in combine revenue to the new entity. The stock will be held in escrow and will be release upon Consultant reaching the revenue goal. The Warrants will be exercisable for a period of three years.

6. The Company will issue to Consultant a Warrant to purchase Two
Hundred and Fifty Thousand (250,000) shares of ECNC unrestricted stock with a strike price of $1.00 per share for bringing $60MM in combine revenue to the new entity. The Warrants will be exercisable for a period of three years.

7. The Company will issue to Consultant a Warrant to purchase One
Hundred and Fifty Thousand (150,000) shares of ECNC unrestricted stock with a strike price of $1.00 per share for bringing $80MM in combine revenue to the new entity. The Warrants will be exercisable for a period of three years.

8. The Company will issue to Consultant a Warrant to purchase One Hundred Thousand (100,000) shares of ECNC unrestricted stock with a strike price of $1.00 per share for bringing $100MM in combine revenue to the new entity. The Warrants will be exercisable for a period of three years.

9. The Company will place a total of 1,750,000 restricted shares in escrow to be then converted with Piggyback registration in the next SB2 filing but shares will still remain in escrow until released upon each level of revenue performance.

The Consultant shall provide to the Company on the first day of every month an outline report as to the Services that will be performed that month.

5. PROPRIETARY INFORMATION

a. For purposes of this Agreement, "proprietary information" shall mean any information relating to the business of Company or any entity in which Company has a controlling interest and shall include (but shall not be limited to) information encompassed in all drawings, designs, programs, plans, formulas, proposals, marketing and sales plans, financial information, costs, pricing information, customer information, and all methods, concepts or ideas in or reasonably related to the business of Company.

b. Consultant agrees to regard and preserve as confidential, all proprietary information, whether Consultant has such information in memory or in writing or other physical form. Consultant shall not, without written authority from Company to do so, directly or indirectly, use for the benefit or purposes, nor disclose to others, either during the term of its engagement hereunder or thereafter, except as required by the conditions of Consultant's engagement hereunder, any proprietary information.

c. Consultant shall not disclose any reports, recommendations, conclusions or other results of the Services or the existence or the subject matter of this contract without the prior written consent of Company. In Consultant's performance hereunder, Consultant shall comply with all legal obligations it may now or hereafter have respecting the information or other property of any other person, firm or corporation.

d. The Consultant expressly agrees that the covenants set forth in this Paragraph are being given to Company in connection with the engagement of the Consultant by Company and that such covenants are intended to protect Company against the competition by the Consultant, within the terms stated, to the fullest extent deemed reasonable and permitted in law and equity. In the event that the foregoing limitations upon the conduct of the Consultant are beyond those permitted by law, such limitations, both as to time and geographical area, shall be, and be deemed to be, reduced in scope and effect to the maximum extent permitted by law.

e. The foregoing obligations of this Paragraph shall not apply to any part of the information that (i) has been disclosed in publicly available sources of information, (ii) is, through no fault of the Consultant, hereafter disclosed in publicly available sources of information, (iii) is now in the possession of Consultant without any obligation or confidentiality, or (iv) has been or is hereafter lawfully disclosed to Consultant by any third party, but only to the extent that the use or disclosure thereof has been or is rightfully authorized by that third party.

6. BENEFITS

The Consultant, as an independent contractor, shall not be entitled to any other benefits other than the fees and reimbursement of expenses provided under Paragraph 5 of this Agreement.

7. DUTY TO REPORT INCOME

The Consultant acknowledges and agrees that it is an independent contractor and not an employee of the Company and that it is Consultant's sole obligation to report as income all compensation received from Company pursuant to this Agreement. The Consultant further agrees that the Company shall not be obligated to pay withholding taxes, social security, unemployment taxes, disability insurance premiums, or similar items, in connection with any payments made to the Consultant pursuant to the terms of this Agreement.

8. TERM

This Agreement shall be effective beginning as of the 9th day of November, 2000 and shall continue for twelve (12) months or until date of delivery of completed product and Services; provided, however, that either Company or Consultant may terminate this Agreement in whole or in part at any time upon thirty (30) days' written notice to the other party. In the event of termination or upon expiration of this Agreement, Consultant shall return to Company any and all equipment, documents or materials, and all copies made thereof, which Consultant received from Company for the purposes of this Agreement and the Company shall pay to Consultant the amounts provided in Paragraph 5 hereof through the date of such termination or expiration.

9. INDEMNIFICATION

The Consultant shall indemnify and save Company harmless from and against all claims arising in favor of any person, firm or corporation on account of personal injury or property damage in any way resulting from the improper or illegal acts of Consultant, its employees or agents. The foregoing indemnity shall include all costs incurred by Company, including reasonable attorneys' fees.

10. NOTICES

All notices and billings shall be in writing and sent via first class mail to the respective addresses of the parties set forth at the beginning of this Agreement or to such other address as any party may designate by notice delivered hereunder to the other party.

11. GENERAL

a. The terms and conditions of Paragraphs 3, 4 and 5 hereof shall survive the termination of this Agreement or completion of the Services as the case may be.

b. Neither the Company nor Consultant shall assign this Agreement or delegate its duties hereunder and shall not subcontract any of the Services to be performed hereunder without the prior written consent of the other party hereto.

c. Consultant shall perform the Services as an independent contractor and shall not be considered an employee of Company or Partner, joint venturer or otherwise related to Company for any purpose.

d. This Agreement shall be governed by the laws of the State of Ohio.

e. This Agreement constitutes the entire understanding between Consultant and Company respecting the Services described herein. The terms and conditions of any purchase order shall have no effect upon this Agreement and shall be used for accounting purposes only.

f. The failure of either party to exercise its rights under this Agreement shall not be deemed to be a waiver of such rights or a waiver of any subsequent breach.

g. Any delay or nonperformance of any provision of this Agreement caused by conditions beyond the reasonable control of the performing party shall not constitute a breach of this Agreement, provided that the delayed party has taken reasonable measures to notify the other of the delay in writing. The delayed party's time for performance shall be deemed to be extended for a period equal to the duration of the conditions beyond its control. Conditions beyond a party's "reasonable control" include, but are not limited to, natural disasters, acts of government after the date of the Agreement, power failure, fire, flood, acts of God, labor disputes, riots, acts of war and epidemics. Failure of subcontractors and inability to obtain materials shall not be considered a condition beyond a party's reasonable control.

h. Non-Solicitation of Consultant's Employees: Company agrees not to knowingly hire or solicit Consultant's employees during performance of this Agreement and for a period of two years after termination of this Agreement without Consultant's written consent.

i. Mediation and Arbitration: If a dispute arises under this Agreement, the parties agree to first try to resolve the dispute with the help of a mutually agreed-upon mediator in Clermont County, Ohio. Any costs and fees other than attorney fees associated with the mediation shall be shared equally by the parties. If the dispute is not resolved through mediation, the parties agree to submit the dispute to binding arbitration in Clermont County, Ohio under the rules of the American Arbitration Association. Judgment upon the award rendered by the arbitrator may be entered in any court with jurisdiction to do so.

j. Attorney Fees: If any legal action is necessary to enforce this Agreement, the prevailing party shall be entitled to reasonable attorney fees, costs and expenses.

k. Complete Agreement: This Agreement together with all exhibits, appendices or other attachments, which are incorporated herein by reference, is the sole and entire Agreement between the parties. This Agreement supersedes all prior understandings, agreements and documentation relating to such subject matter. In the event of a conflict between the provisions of the main body of the Agreement and any attached exhibits, appendices or other materials, the Agreement shall take precedence. Modifications and amendments to this Agreement, including any exhibit or appendix hereto, shall be enforceable only if they are in writing and are signed by authorized representatives of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                  eConnect


                                  Signature: /s/  Thomas S. Hughes
                                  Thomas S. Hughes, Chairman & CEO


                                  Consultant


                                  /s/  Antonio Cardenas Jr.
                                  Antonio Cardenas Jr.